UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of: May, 2007
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                              11 Ben Gurion Street
                           GIVAT SHMUEL 54017, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its first quarter 2007 earnings results, issued on May 2, 2007.

       THE INFORMATION IN THIS FORM 6-K OF CLICKSOFTWARE TECHNOLOGIES LTD.
 (THE "COMPANY") IS INCORPORATED BY REFERENCE INTO THE FORM S-8 OF THE COMPANY,
     REGISTRATION NUMBER 333-141307, FILED WITH THE SECURITIES AND EXCHANGE
                         COMMISSION ON MARCH 15, 2007.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CLICKSOFTWARE TECHNOLOGIES LTD.
                                              (Registrant)

                                              By: /s/ SHMUEL ARVATZ
                                              ---------------------
                                              Shmuel Arvatz
                                              Executive Vice President and
                                              Chief Financial Officer

Date: May 2, 2007

CONTACTS:
Shmuel Arvatz                               Howard Kalt
Chief Financial Officer                     Kalt Rosen & Co.
+972-3-765-9467                             (415) 397-2686
Shmuel.Arvatz@clicksoftware.com             info@KRC-IR.com

              CLICKSOFTWARE REPORTS FINANCIAL RESULTS FOR THE FIRST
                          QUARTER ENDED MARCH 31, 2007

                       40% YEAR-OVER-YEAR REVENUE GROWTH

--------------------------------------------------------------------------------

BURLINGTON, MA, MAY 2, 2007 - ClickSoftware Technologies, Ltd., (NasdaqCM:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced results for the first quarter ended March 31, 2007.

For the first quarter ended March 31, 2007, total revenues were $9.1 million, with net income of $0.5 million, or $0.02 per share. This compares with revenues of $6.5 million and a net loss of $161,000, or $0.01 per share, for the same period last year, and revenues of $9.3 million and net income of $1.1 million, or $0.04 per share, for the fourth quarter of 2006. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net income was $0.6 million, or $0.02 per share.

Software license revenues for the first quarter of 2007 were $3.7 million, while service and maintenance revenues were $5.4 million. This compares to software license revenues of $2.2 million and service and maintenance revenues of $4.3 million for the same period last year, and $3.4 million and $5.9 million, respectively, in the fourth quarter of 2006.

Gross profit in the first quarter of 2007 was $5.3 million, or 58% of revenues, compared to $3.9 million, or 60% of revenues, in the same period last year, and $5.9 million, or 63% of revenues, in the fourth quarter of 2006.

Cash, cash equivalents and short and long-term investments increased to $20.7 million, up $0.9 million from $19.8 million at the end of the fourth quarter. Net cash provided from operating activities was $1.3 million during the first quarter of 2007.

"We are delighted to report another strong quarter with significant 40% year-over-year revenue growth and strategic progress in line with our goals for building the Company to the next level," said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "During the quarter, we signed important agreements with new customers, engaged with new channel partners, and penetrated into a new vertical. We believe all of these activities are positioning us to take advantage of exciting opportunities in our markets. Considering the traditionally slow first quarter seasonality, we are off to an excellent start into 2007," he added.

OUTLOOK

Based on recent wins and the current pipeline, the company is reiterating its previous guidance projecting an increase of about 20% for 2007 revenues as compared to 2006".

INVESTORS CONFERENCE CALL

ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(888) 321-3075 and ask for the ClickSoftware conference call. International participants, please call (973) 582-2855. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (877) 519-4471 (international callers can dial (973) 341-3080), ID Code: 8680014.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts and receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by ClickSoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the Company's sales cycle; the Company's ability to close sales to potential customers in a timely manner; the Company's ability to penetrate new markets; the Company's ability to maintain or increase relationships with strategic partners; timing of revenue recognition; and the Company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 20F for the year ended December 31, 2006 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                         MARCH 31        DECEMBER 31
                                                                         --------          --------
                                                                           2007              2006
                                                                         --------          --------
                       ASSETS

CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                            $ 13,306          $ 13,385
    SHORT-TERM INVESTMENTS                                                  6,929             5,918
    TRADE RECEIVABLES, NET                                                  6,732             6,465
    OTHER RECEIVABLES AND PREPAID EXPENSES                                  1,301               953
                                                                         --------          --------
                          TOTAL CURRENT ASSETS                             28,268            26,721
                                                                         --------          --------

FIXED ASSETS
    COST                                                                    2,415             1,692
    LESS - ACCUMULATED DEPRECIATION                                           983               888
                                                                         --------          --------
                           TOTAL FIXED ASSETS                               1,432               804
                                                                         --------          --------

    LONG-TERM INVESTMENTS                                                     455               451
   SEVERANCE PAY DEPOSITS                                                     987               996
                                                                         --------          --------

                       TOTAL ASSETS                                      $ 31,142          $ 28,972
                                                                         ========          ========


                       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES                                $  6,195          $  5,945
    DEFERRED REVENUES                                                       7,149             5,965
                                                                         --------          --------
                           TOTAL CURRENT LIABILITIES                       13,344            11,910
                                                                         --------          --------
LONG TERM LIABILITIES
    ACCRUED SEVERANCE PAY                                                   2,046             2,031
    DEFERRED REVENUES - LONG TERM                                           2,409             2,490
                                                                         --------          --------
                          TOTAL LONG-TERM LIABILITIES                       4,455             4,521
                                                                         --------          --------

                          TOTAL LIABILITIES                                17,799            16,431
                                                                         --------          --------

SHAREHOLDERS' EQUITY
    ORDINARY SHARES OF NIS 0.02 PAR VALUE                                     114               113
    ADDITIONAL PAID-IN CAPITAL                                             72,522            72,205
    DEFERRED STOCK COMPENSATION                                               (35)              (63)
    ACCUMULATED DEFICIT                                                   (59,215)          (59,671)
    TREASURY STOCK, AT COST:  39,000 SHARES                                   (43)              (43)
                                                                         --------          --------
                          TOTAL SHAREHOLDERS' EQUITY                       13,343            12,541
                                                                         --------          --------

                        TOTAL LIABILITY AND SHAREHOLDERS' EQUITY         $ 31,142          $ 28,972
                                                                         ========          ========

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                  THREE MONTHS ENDED
                                                              MARCH 31, 2007                              MARCH 31, 2006
                                                     ---------------------------------          ----------------------------------
                                                           $              % OF REVENUES              $                % OF REVENUES
                                                     ------------         ------------          ------------          ------------
REVENUES:
         SOFTWARE LICENSE                            $      3,689                   41%         $      2,207                    34%
         SERVICES                                           5,369                   59%                4,254                    66%
                                                     ------------         ------------          ------------          ------------
               TOTAL REVENUES                               9,058                  100%                6,461                   100%
                                                     ------------         ------------          ------------          ------------
COST OF REVENUES:
         SOFTWARE LICENSE                                     688                    8%                  291                     5%
         SERVICES                                           3,074                   34%                2,286                    35%
                                                     ------------         ------------          ------------          ------------
               TOTAL COST OF REVENUES                       3,762                   42%                2,577                    40%
                                                     ------------         ------------          ------------          ------------

GROSS PROFIT                                                5,296                   58%                3,884                    60%
                                                     ------------         ------------          ------------          ------------
OPERATING EXPENSES:
         RESEARCH AND DEVELOPMENT COSTS, NET                1,226                   14%                1,001                    15%
         SELLING AND MARKETING EXPENSES                     2,961                   33%                2,318                    36%
         GENERAL AND ADMINISTRATIVE EXPENSES                  957                   10%                  824                    13%
                                                     ------------         ------------          ------------          ------------

               TOTAL OPERATING EXPENSES                     5,144                   57%                4,143                    64%
                                                     ------------         ------------          ------------          ------------
INCOME (LOSS) FROM OPERATIONS                                 152                    1%                 (259)                   (4)%
OTHER INCOME                                                  188                    2%                    -                     -
INTEREST, NET                                                 151                    2%                   98                     2%
                                                     ------------         ------------          ------------          ------------
NET INCOME (LOSS) BEFORE TAXES                                491                    5%                 (161)                   (2)%
TAXES ON INCOME                                                35                    0%                    -                     -
                                                     ------------         ------------          ------------          ------------
NET INCOME (LOSS)                                    $        456                    5%         $       (161)                   (2)%
                                                     ------------         ------------          ------------          ------------

NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                                $       0.02                               $      (0.01)
                                                     ------------                               ------------
DILUTED                                              $       0.02                               $      (0.01)
                                                     ------------                               ------------
SHARES USED IN COMPUTING BASIC NET
INCOME (LOSS) PER SHARE                                28,045,210                                 27,646,750
                                                     ------------                               ------------
SHARES USED IN COMPUTING DILUTED NET
INCOME (LOSS) PER SHARE                                29,584,633                                 27,646,750
                                                     ------------                               ------------